Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W. Suite 700 Washington, DC 20006-1871 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Michael W. Mundt
Admitted only in Virginia
Practice Limited to Federal Securities Law Matters
(202) 419-8403
mmundt@stradley.com

February 20, 2024

Filed via EDGAR
Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Subject:	Grayscale Funds Trust (the “Registrant” or “Trust”)
(File Nos. 333-271770; 811-23876)

Dear Mr. Parachkevov:
On behalf of the Registrant, below are the Registrant’s responses to the comments you provided on September 29, 2023 to Michael W. Mundt, J. Stephen Feinour, Jr. and Shawn A. Hendricks of Stradley Ronon Stevens & Young, LLP, with regard to Pre-Effective Amendment Nos. 2/2 (“PEA 2”) to the Registrant’s initial registration statement on Form N-1A (the “Registration Statement”) relating to the registration of the Registrant’s new series the Grayscale Privacy ETF (the “Fund”). Responses to the comments you provided with respect to the Grayscale Global Bitcoin Composite ETF will be furnished supplementally under separate cover. The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on May 9, 2023, under Section 8 of the Investment Company Act of 1940, as amended (the “1940 Act”), and Section 6 of the Securities Act of 1933, as amended (the “Securities Act”), and subsequently amended on May 17, 2023 with a Pre-Effective Amendment (“PEA 1”) and again on August 1, 2023 with PEA 2.

On June 16, 2023, you provided initial comments to PEA 1. On August 1, 2023, we filed correspondence responding to those comments (the “Initial Response Letter”). On September 29, 2023, you provided additional comments in response to the Initial Response Letter and, therefore, we are writing to respond to those additional comments with respect to the Fund. Below we have provided your comments (in bold) and the Registrant’s response to each comment. These responses will be incorporated into a Pre-Effective Amendment to the Registrant’s Registration Statement filed pursuant to Rule 472 under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
February 20, 2024

Initial Response Letter

Comment 2 of the Initial Response Letter

1.
Comment:  In connection with Comment 2 of the Initial Response Letter, the staff would like to learn whether any potential APs have been engaged or expressed legitimate interest and/or intent to act as AP for each Fund because there are statements in response to Comment 2 and throughout the letter that speak to what APs could do in terms of accessing the respective markets and arbitraging the ETPs. It would be valuable to understand the state of those conversations.

Response:  The Adviser has engaged several APs and market makers for feedback and interest in the Grayscale Privacy ETF. Most of the engagement has been focused on pricing, ability to make two-sided markets, and engagement in primary market transactions. While the Registrant has not yet entered into any AP agreements, the feedback has been that the inclusion of ZCSH presents little to no operational or mechanical concerns (from a market making perspective). Conversations with APs and market makers remain ongoing, and the Adviser expects such arrangements to progress and be finalized in the lead up to launch, as is typical for all new ETF registrants.

2.
Comment:  Please discuss the anticipated impact on the Fund stemming from crypto asset platforms that are or may be subject to litigation, investigations or enforcement actions by regulatory authorities. Please consider adding appropriate risk disclosure about this issue.

Response: The Registrant has revised the Registration Statement in response to the Staff’s comment to address such risks in the “Digital Asset Market Risk.”

3.
Comment:  With respect to the allocation to Zcash, please explain whether the Grayscale Zcash Trust (“ZCSH”) would be considered an affiliate of the Fund as such term is defined in Section 2(a)(3) of the 1940 Act.  How would the inclusion of ZCSH in the proposed index and the resulting investments and transactions by the Fund be structured to comply with Section 17 of the 1940 Act in light of the apparent affiliation between the Fund and ZCSH.

Response:  It is possible that ZCSH could be considered an affiliated person of the Fund due to the fact that Grayscale Investments LLC is the sponsor of ZCSH and a controlling person of Grayscale Advisors, LLC, the investment adviser to the Fund, although the Registrant does not concede that an affiliation would exist.  In this regard, the Registrant notes that the SEC has indicated that the determination of whether a fund is under control of its adviser, officers, or directors depends on all the relevant facts and circumstances.  See, e.g., Investment Company Mergers, Investment Company Act Release No. 25259 (Nov. 8, 2001) at n. 11.  Regardless of any determination regarding the possible affiliation of ZCSH and the Fund, the Registrant notes that the Fund does not intend to engage in principal transactions with ZCSH.  Rather, the Fund expects to receive shares of ZCSH primarily through in-kind deposits by Authorized Participants that wish to purchase Creation Units from the Fund.  If it was necessary for the Fund to acquire shares of ZCSH outside of the creation process, the Fund would expect to purchase shares of ZCSH in the secondary market through over-the-counter transactions that do not involve ZCSH.  In this manner, the Registrant would comply with Section 17(a) of the 1940 Act.

4.
Comment:  The response states that ZCSH “shares are offered through daily subscriptions when there is an open, periodic private placement.” Please explain whether the Fund anticipates investing in such private placements (i.e., if the Fund grows in size and shares in the secondary

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
February 20, 2024

market are not available). How does the Fund anticipate classifying ZCSH for liquidity purposes and the rationale for such classification pursuant Rule 22e-4 under the 1940 Act.

Response:  The Fund does not anticipate investing directly into ZCSH through such private placements. Regarding the classification of ZCSH for liquidity purposes, the Registrant confirms that it will monitor, classify and report on this position in accordance with the requirements of Rule 22e-4.  At present, it is possible that the ZCSH holding could be deemed to be illiquid under Rule 22e-4 based on applicable factors.  The Registrant confirms that the Fund will comply with the requirements of Rule 22e-4 including any required corrective actions, including to the extent that the Fund ends up in a situation where it holds more than 15% of its net assets in illiquid investments. In addition, the Index Provider has a 13% weight cap on ZCSH and will initiate a special rebalance between regular quarterly rebalances to reduce the weight to 10% and redistribute the excess 3% proportionately to the remaining Index constituents and maintaining the overall market capitalization of the Index.

Comment 18 of the Initial Response Letter

5.
Comment:  Consistent with comment 18 above, the staff would like to re-issue Comment 29 of the Initial Response Letter to apply more specifically to the types of derivatives that could be held by the Funds.  Comment 29 of the Initial Response Letter states:

Please tailor the Derivative Risk subsection to the investment strategy of the Fund to the type of derivatives in which the Fund intends to invest. Disclosures regarding any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Disclosure should not be generic risks associated with each derivative type. See Barry Miller letter to ICI, (Jul. 30, 2010).

Response:  The Registrant intends to invest all the Fund’s assets in equity securities that are components of the Index and no longer intends to preserve the flexibility to invest in other instruments that provide investment exposure to the constituents of the Index, such as derivatives. As a result, all references to the Fund investing in derivatives have been removed from the Registration Statement.

Comment 37 of the Initial Response Letter

6.
Comment: Please address the risks and challenges for privacy-oriented crypto assets, such as ZCSH, arising from regulatory concerns that such crypto assets and their blockchain may be used for illicit purposes, including money laundering, financing terrorism and sanctions evasion. Please note that the latest ZCSH Form 10-k filing includes risk disclosure about these issues.

Response: The Registrant has revised the Registration Statement in response to the Staff’s comment to add a “Privacy Network Risk” as a principal investment risk of the Fund.

7.
Comment:  The response states that ZCSH “is the only publicly traded security in the U.S. that provides exposure to the privacy-preserving sub-theme and which otherwise satisfies the Indxx Privacy Index’s inclusion criteria.” The corresponding disclosure indicates that a privacy-oriented crypto asset is designed to ensure more private and secure transactions by obfuscating user identities and transaction details. Please confirm that this is accurate, given it is the staff’s understanding that the Grayscale Litecoin Trust invests in Litecoin whose blockchain (i.e., the Litecoin blockchain) underwent an upgrade that, similar to the ZCSH blockchain, enables the

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
February 20, 2024

concealment of the amount of a transaction and the wallet address of the sender and recipient of the transaction. Please clarify how “privacy-oriented crypto asset” is defined and described in the index methodology’s inclusion criteria with sufficient specificity.

Response:  The goal of the privacy-preserving sub-theme is to provide exposure to protocols in which the primary use case and core protocol offering is to provide privacy-preserving benefits to users while prioritizing anonymity or confidentiality in transactions. Emphasis is added to the “primary” and “core” aspects of the use and protocol, because they are key distinctions relative to more “general purpose” protocols in which value transfer happens with less priority or significance on those aspects. In the case of Litecoin, the Registrant and the Index Provider are aware of the MimbleWimble upgrade that went into effect in May 2022. The Index Provider has been reviewing Litecoin and the MimbleWimble upgrade as it pertains to the potential eligibility of investment vehicles providing exposure to Litecoin (such as the Grayscale Litecoin Trust) in the Privacy-Preserving Protocol sub-theme. The Index Provider has been assessing the potential inclusion of investment vehicles providing exposure to other crypto assets, such as Litecoin, that have blockchains whose prospective protocols will have significant or material privacy-preserving characteristics or usage and have been introduced as part of the design (even if such characteristics or usage are not currently the primary use case or core protocol offering). As a result, the Index Provider is currently in review of Litecoin and the sub-theme criteria and may update the Index methodology and Registration Statement accordingly and communicate such to the Staff.

8.
Comment:  The prospectus disclosure does not specify that the investment vehicles must issue securities that are publicly traded in the U.S.; however, this is noted in the response and appears to be inconsistent with the prospectus disclosure. Please revise the prospectus disclosure accordingly to include such specification.

Response:  The Registrant has revised the Registration Statement in response to the Staff’s comment to make clear that publicly trading in the U.S. is a requirement for an investment vehicle’s eligibility for inclusion in the Index as part of the Privacy-Preserving Protocol sub-theme. This requirement has also been clarified in the Index’s methodology.

Comment 39 of the Initial Response Letter

9.
Comment:  The summary prospectus describes the “core sub-themes” without mentioning any of the factors and directs the reader to the “Additional Information About the Index” section of the statutory prospectus for such factors and rules. Please review the disclosure and ensure that is consistent with the index methodology.

Response:  The Registrant has revised the Registration Statement to provide a more detailed summary of the tiered scoring system for security selection from the updated Index methodology in the summary prospectus.

Comment 40 of the Initial Response Letter

10.
Comment:  The staff asked to clarify what is meant by “provide solutions” and the response added the parenthetical “(i.e., products and services). Please further explain and clarify what kind of products and services are being referred to.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
February 20, 2024

Response:  The Registrant has revised the Registration Statement in response to the Staff’s comment by further clarifying that the products and services are those that assist with the processing, storage, transfer and access of data.

Comment 51 of the Initial Response Letter

11.
Comment:  The staff would like to re-issue Comment 51.c. of the Initial Response Letter with respect to the statutory prospectus disclosure that states, “[t]he business exposure of the company: Whether all or some of the business operations of the company are related to the Cyber Service Providers, Data Privacy Solution Providers and Blockchain-based Privacy Solutions sub-themes. Companies with ‘all’ business operations related to the Cyber Service Providers, Data Privacy Solution Providers and Blockchain-based Privacy Solutions sub-themes will receive a score of 4 and those with only ‘some’ (but not all) business operations related to those sub-themes receiving a score of 2.”  Comment 51.c. of the Initial Response Letter is as follows:

Please explain what the Index provider considers to be “business operations,” and how it makes such determinations.

Response:  The use of the term “business operations” refers to revenue generating activities of a company which are related to the sub-themes defined in the Index’s methodology. An analysis of a company’s public reporting (e.g., annual reports) and information on the company’s website are used to classify what sub-theme of the Index methodology it belongs to. A company is assigned a score 4 if it derives “all” of its corporate revenue from the services defined in the “Data Privacy” sub-theme. A company is assigned a score of 2 if only “some” (thus less than 100%) of its revenue is derived from services defined in the “Data Privacy” sub-theme. This is a change from the initial disclosure, which applied scoring in this manner to companies in the Cyber Services Provides and Blockchain-based Privacy Solutions sub-themes as well, and the Registrant has revised the current Registration Statement accordingly.

Comment 52 of the Initial Response Letter

12.
Comment:  The response states, “[w]hile it is theoretically possible that the Index could include companies with current and trailing revenues of less than 50%....” The index methodology seems to only include Pure-Play companies that have greater than 50% revenue in any core sub-theme. Thus, it did not seem that companies with less than 50% revenue could be eligible for inclusion. Please clarify.

Response:  Only companies with greater than 50% revenue in any core sub-theme qualify as Pure-Play companies that are eligible for inclusion in the Index. The Registrant has revised the Registration Statement accordingly and the updated version of the Index’s methodology reflects this more clearly.

Disclosure – Both Funds

General

13.	Comment: Please do not refer to bitcoin, ZCSH or similar crypto assets as digital currencies or cryptocurrencies, as they presently are not widely accepted as a medium of exchange.

Response: The Registrant has revised the Registration Statement in response to the Staff’s comment and updated all applicable references accordingly.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
February 20, 2024

Statement of Additional Information

14.	Comment: Please include the 80% non-fundamental policy in the “INVESTMENT RESTRICTIONS” section.

Response: The Registrant has revised the Registration Statement in response to the Staff’s comment and added a sub-section for the non-fundamental policy in the INVESTMENT RESTRICTIONS section.

Disclosure – Grayscale Privacy ETF

15.
Comment: Please consider revising the disclosure regarding the scoring system of the Privacy ETF to make it clearer in plain English, as the current discussion is difficult to follow. While there are primary and secondary exposure scores, the assumption is that anything eligible for inclusion would be a Pure-Play and, in all cases, a component would have at least 50% exposure in one of the different sub-themes. If that is the case, it was not clear.

Response:  As noted above, only Pure-Play companies, which derive at least 50% of revenue for a core sub-theme, will be eligible for inclusion in the Index and the Registrant has revised the Registration Statement accordingly to make this clearer.

16.
Comment:  Please include a statement that the Fund will not be investing directly in digital assets and explain the extent to which it may have indirect exposure, especially given that the ZCSH exposure will not be through direct investment.

Response: The Registrant has revised the Registration Statement in response to the Staff’s comment to include such statement.

Principal Investment Strategy

17.
Comment:  Given the Fund’s 80% policy to track its underlying index, please explain what instruments and vehicles could qualify for investment with the remaining 20% of its net assets (i.e., derivatives, ETFs, other products, etc.). Please be clearer about what qualifies for the 80% portion and what qualifies for the 20% portion. For the 20% portion, please explain whether the expectation is that the 20% will be in investments that have economic characteristics that are similar to the components of the index or is it something else.

Response:  The Registrant has revised the Registration Statement in response to the Staff’s comment to make clear that the Fund will invest at least 80% of its net assets (including investment borrowings) in the securities of the constituents that comprise the Index only. The Registrant also confirms that the remaining 20% of the Fund’s portfolio that is not subject to the 80% policy will consist of securities that have economic characteristics that are similar to the components of the Index and moved this disclosure within the principal investment strategy.

18.
Comment:  The disclosure states, “[t]he Index is designed and maintained by Indxx (the ‘Index Provider’) and generally consists of listed securities in either developed or emerging markets, both in the United States and internationally, that are involved in providing data security and protection, data privacy, and cybersecurity products and services, as described in greater detail below.”

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
February 20, 2024

	a.	Please explain why the qualification “generally” is included.

b.
Please match the disclosure with the rest of the filing and be consistent with the description of the index and its components throughout. For instance, the summary prospectus also states, “[t]he Index is comprised of constituents that have business operations that are related to the overall Privacy theme, as defined by the five sub-themes, and derive substantial portions of their revenue from the sub-theme categories.” Further, the statutory prospectus disclosure states, “[t]he Index is designed to track the performance of companies in developed and emerging markets that are involved in providing data security and protection, data privacy, cybersecurity products and services including blockchain-based technology solutions, artificial intelligence and edge computing solutions.”

c.
The second formulation of the disclosure in the summary prospectus refers to “substantial portions of their revenue….” Please explain what is meant by substantial revenue (i.e., more than 50%, which is what the Registrant seems settled on, or some other threshold).

Response:  The Registrant has revised the Registration Statement in response to the Staff’s comment to remove the reference to generally, harmonize the disclosure in the summary and statutory prospectuses, and specify that the “substantial portions of their revenue” means greater than 50%.

19.
Comment:  Please include a summarized version of the tiered scoring system in the summary prospectus, in addition to what is currently included in the statutory prospectus, so that investors could understand what the components and different applicable metrics are (i.e., minimum AUM, liquidity factors, geographical rules, etc.).

Response:  As noted above in response to Comment 9, the Registrant has revised the Registration Statement to provide a more detailed summary of the tiered scoring system for security selection from the updated Index methodology in the summary prospectus. The Registrant believes that the additional detailed metrics (i.e., minimum AUM, liquidity factors, geographical rule, etc.) remain better suited for the statutory prospectus and, therefore, has not added corresponding disclosure to the summary prospectus.

20.	Comment: Please explain how the index determines what portion of an issuer’s revenue is tied to a specific core sub-theme (i.e., looking at public filings).

Response:  To identify what portion of an issuer’s revenue is tied to a specific core sub-theme, a two-step process is followed: (1) the revenue generating segments of a company are identified through its annual reports; (2) each segment is then studied in detail to evaluate the services and products it is providing, which are then assigned to sub-themes as defined in the Index’s methodology.

21.
Comment:  The index methodology provided to the staff appears to have an emphasis on some of the core sub-themes more than others. Please consider including a statement saying the investments in the underlying components will not be allocated in an equal fashion and that some will get greater prominence in the index methodology. In addition, please explain what that emphasis is.

Response:  The Registrant has revised the Registration Statement in response to the Staff’s comment to clarify that only the Data Privacy Solution Providers core sub-theme is the prioritized sub-theme and how that is emphasized.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
February 20, 2024

22.
Comment:  The disclosure states that, “[t]he Index also seeks to identify companies that have publicly stated missions or business commitments towards compliance regarding data privacy regulations such as the General Data Protection Regulation (GDPR) or the California Consumer Privacy Act (CCPA).” While this is fine to be part of the index methodology, it appears out of place because it receives a score of 1 in the tiered scoring system. How relevant is this to the overall portfolio, separate from the scoring system, if all of the companies included in the index must be a Pure-Play company?

Response:  The Registrant believes the mission statements or business commitments towards compliance regarding data privacy regulations such as the General Data Protection Regulation (GDPR) or the California Consumer Privacy Act (CCPA) is additive to prioritizing the more privacy and data security centric companies. While all companies must be Pure-Play in order to be eligible for inclusion in the Index, companies that generate greater than 50% revenue in the Network and Communication Security Providers sub-theme, for example, are less likely to have data privacy specific compliance commitments to regulations such as the GDPR or CCPA. Because companies included in the Index are weighted based on their total scores, the additional point allocated to companies for their involvement with data privacy regulations (i.e., their own compliance or assistance with their clients’ compliance) serves as a mechanism to afford such companies greater weight in the Index.

23.
Comment:  With respect to the Fund’s allocation to ZCSH, the disclosure states, “[t]he Fund generally expects to invest approximately 10% of its total assets in this Subsidiary.” Please explain if there are circumstances where the Fund will be investing more than 10% and what would those circumstances be.

Response:  At each quarterly rebalance, the Fund’s target allocation to ZCSH will be 10% in line with ZCSH’s representation in the Index; however, due to price appreciation relative to other Index constituents and Fund portfolio holdings as a result of regular market movement, the Index’s (and therefore the Fund’s) allocation to ZSCH could exceed 10% between rebalances. The Index Provider has a 13% weight cap on ZCSH and will initiate a special rebalance between regular quarterly rebalances to reduce the weight to 10% and redistribute the excess 3% proportionately to the remaining Index constituents and maintaining the overall market capitalization of the Index.

24.
Comment:  Other than ZCSH, please confirm that there are no direct or indirect investments in digital assets by investing in the rest of the index components? Do any of the index components hold digital assets other than Zcash?

Response:  The Registrant confirms that there are no direct or indirect investments in digital assets by investing in the rest of the Index components, nor do any of the current Index components hold digital assets (other than ZCSH which holds Zcash).

Principal Investment Risks

25.	Comment: Digital Assets Risk – The sole investment that raises some of the stated issues is Zcash and ZCSH. Please review the risk disclosures and tailor specifically to what the Fund is investing in.

Response: The Registrant has revised the Registration Statement in response to the Staff’s comment to acknowledge investment exposure to Zcash.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
February 20, 2024

26.
Comment:  Digital Asset Tax Risk – Is this a reference to Zcash or something else beyond it. If beyond Zcash, what else is included? The statement, “[a]ccordingly, to the extent the Fund invests in any digital assets and related products (such as ETPs, private funds or over-the-counter investment vehicles) that generate non-qualifying income, it intends to do so through the Subsidiary” is not consistent with the principal investment strategy. If there are products that the Registrant has in mind, please inform the staff how that is consistent with the principal investment strategy.

Response:  The risk disclosure is related to any investment in a grantor trust that invests directly in digital assets. For U.S. tax purposes only, such an arrangement would result in the Fund taxed as if it held such digital assets directly event though its actual holdings are only indirect. At present, it is anticipated that this will only be applicable to ZCSH and, as a result, the Adviser has revised the Registration Statement to reference ZCSH in the risk disclosure.

27.
Comment:  Tax Risk – The disclosure states, “Given the concentration of the Index in a relatively small number of securities, it may not always be possible for the Fund to fully implement a replication strategy or a representative sampling strategy while satisfying these diversification requirements.” Is this disclosure specifically relevant to this series? Please confirm if that is the case.

Response: The Registrant confirms that the disclosure is applicable to this series and its ability to qualify for taxation as a registered investment company under the U.S. Internal Revenue Code.

28.
Comment: ZCSH and ZCSH Investment Risk – The disclosure states, “[t]he shares of ZCSH are not registered under the 1940 Act, the Securities Act of 1933, as amended (the ‘Securities Act’)….” Please revise the disclosure to clarify that ZCSH is not registered under the 1940 Act and that the offer and sale of its securities are not registered under the Securities Act.

Response: The Registrant has revised the Registration Statement in response to the Staff’s comment as requested.

Additional Information About the Fund – Additional Information About the Index

29.
Comment:  With respect to the tiered scoring system, please ensure that there are consistent definitions used throughout the prospectus and the index methodology. Pure-Play seems to be mentioned in the methodology but is not defined. In terms of the scoring, please confirm whether the determination of whether an issuer is a Pure-Play company is made first, before the exposure score is calculated based on the core sub-themes in accordance with the index methodology’s rules. It is also not clear from the index methodology provided to the staff.

Response: The Registrant has revised the Registration Statement and Index methodology to clarify and harmonize what constitutes as a Pure-Play company.

30.	Comment: Please confirm that the Fund’s portfolio will be rebalanced and reconstituted on the same dates that the index will be rebalanced and reconstituted.

Response: The Registrant confirms that the Fund’s portfolio is generally rebalanced/reconstituted following the rebalancing/reconstitution of the Index.

Mr. Asen Parachkevov
U.S. Securities and Exchange Commission
February 20, 2024

Principal Investment Risks

31.
Comment:  Digital Asset Risk – The staff notes that crypto assets that have been designed to act as a medium of exchange have not yet achieved that purpose. The staff also notes that not all crypto assets are designed to act as a medium of exchange and that crypto assets can be, and have been, designed to address other use cases. Please revise.

Response: The Registrant has revised the Registration Statement in response to the Staff’s comment.

32.
Comment:  Digital Asset Risk – Please do not refer to the markets on which bitcoin trades as exchanges, as these entities are not registered as national securities exchanges under Section 6 of the Securities Exchange Act of 1934, as amended. Please refer to them as crypto asset trading platforms or use another similar term that does not suggest that they are exchanges (i.e., trading venues). As bitcoin trades on crypto asset trading platforms that in addition to bitcoin facilitate trading of other crypto assets, please do not narrowly refer to them as bitcoin trading venues.

Response: The Registrant has revised the Registration Statement in response to the Staff’s comment to replace references to “exchanges” with “trading venues” or “trading platforms.”

33.
Comment:  Digital Asset Risk – With respect to the discussion regarding the “largely unregulated” aspect of crypto trading platforms, please also disclose the risks related to the fragmentation of crypto asset trading platforms and clarify that in addition to an absence of regulatory oversight of these trading platforms, there may be a lack of regulatory compliance.

Response: The Registrant has revised the Registration Statement in response to the Staff’s comment to address these risks related to crypto asset trading platforms.

* * * * *

Please do not hesitate to contact me at the above-referenced telephone number or to J. Stephen Feinour, Jr. at (215) 564-8521 or Shawn A. Hendricks at (215) 564-8778 if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ Michael W. Mundt
Michael W. Mundt

cc:	Craig Salm, Grayscale Funds Trust
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Shawn A. Hendricks, Stradley Ronon Stevens & Young, LLP